POINTS INTERNATIONAL LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 25, 2020

Report on Voting Results

Following the Annual General Meeting of Shareholders of Points International Ltd. (the "Company") held on May 22, 2020 (the "Meeting") the following voting results were obtained at the Meeting:

Items Voted Upon	Voting Result
1. Election of Directors.

Number of Shares For
Number of Shares Withheld
David Adams
6,419,973
148,782
Christopher Barnard
6,313,108
255,647
Michael Beckerman
6,313,577
255,178
Bruce Croxon
6,313,577
255,178
Robert MacLean
6,313,093
255,662
Jane Skoblo
6,498,328
70,427
John Thompson
6,189,186
379,569
Leontine van Leeuwen-Atkins
6,495,333
73,422

2. Appointment of KPMG LLP as Auditors of the Company.	Number of Shares For Number of Shares Withheld 8,588,893 217,835

All resolutions put to the Meeting were passed.

(s) Charles Whitburn
Vice President & General Counsel
Points International Ltd.